PowerShares by Invesco 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

June 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333 - 138490

1940 Act Registration No. 811—21977

CIK No. 0001378872

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust II (the”Trust”), attached herewith for filing pursuant to the provisions of Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 611 (the “Amendment”) to the Trust’s registration statement on Form N-1A.

The Amendment is being filed in order to register six new series of the Trust, they are as follows:

PowerShares PureBeta MSCI USA Portfolio

PowerShares PureBeta MSCI USA Small Cap Portfolio

PowerShares PureBeta FTSE Developed ex-North America Portfolio

PowerShares PureBeta FTSE Emerging Markets Portfolio

PowerShares PureBeta US Aggregate Bond Portfolio

PowerShares PureBeta 0-5 Yr US TIPS Portfolio

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (630) 315-2349.

Very truly yours,

/s/ Abigail Murray

Abigail Murray

Senior Counsel

800 983 0903 powershares.com @PowerShares